UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Molycorp, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

608753109

(CUSIP Number)

Brian T. Dolan Resource Capital Funds 1400 Sixteenth Street, Suite 200 Denver, CO 80202 (720) 946-1444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608756109	13D	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Resource Capital Fund IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,627,423 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 15,627,423 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,627,423 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 608756109	13D	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Resource Capital Associates IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,627,423 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 15,627,423 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,627,423 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 608756109	13D	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). RCA IV GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,627,423 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 15,627,423 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,627,423 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 608756109	13D	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Resource Capital Fund V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,964,323 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,964,323 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,964,323 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 608756109	13D	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Resource Capital Associates V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,964,323 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,964,323 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,964,323 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 608756109	13D	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). RCF V GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,964,323 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,964,323 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,964,323 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

CUSIP No. 608756109	13D	Page 8 of 19 Pages

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 3 to the statement on Schedule 13D (this “Amendment No. 3”) amends and supplements Amendment No. 1 and Amendment No. 2 to the statement on Schedule 13D filed by the Reporting Persons (as defined in Item 2 below) on February 18, 2011 (the “Schedule 13D”), and relates to the Common Stock, $0.001 par value per share (the “Common Stock”) of Molycorp, Inc. (the “Company”), whose principal place of business is located at 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, Colorado 80111.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.	Resource Capital Fund IV L.P. (“RCF IV”), a Cayman Islands exempted limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal business of RCF IV is investments.

b.	Resource Capital Associates IV L.P. (“Associates IV”), a Cayman Islands exempted limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. Associates IV is the general partner of RCF IV. The principal business of Associates IV is to act as the general partner of RCF IV.

c.	RCA IV GP L.L.C. (“RCA IV”), a Delaware limited liability company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. RCA IV is the general partner of Associates IV. The principal business of RCA IV is to act as the general partner of Associates IV.

d.	Resource Capital Fund V L.P. (“RCF V”), a Cayman Islands exempted limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal business of RCF V is investments.

e.	Resource Capital Associates V L.P. (“Associates V”), a Cayman Islands exempted limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. Associates V is the general partner of RCF V. The principal business of Associates V is to act as the general partner of RCF V.

f.	RCA V GP Ltd. (“RCA V”), a Cayman Islands exempted company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. RCA V is the general partner of Associates V. The principal business of RCA V is to act as the general partner of Associates V.

RCF IV and RCF V are referred to herein as the “RCF Funds.”

The sole members of each of RCA IV and RCA V are Messrs. Ryan T. Bennett, Ross R. Bhappu, Russ Cranswick, Brian T. Dolan, James McClements and Henderson G. Tuten and Ms. Sherri Croasdale (collectively, the “Principals”). The businesses of each of RCA IV and RCA V are directed by the officers of each general partner. The Principals serve as executive officers. The business address of each of Messrs. Bennett, Bhappu, Cranswick, Dolan, McClements, and Tuten and Ms. Croasdale is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal occupation of Messrs. Bennett, Bhappu, Cranswick, Dolan, McClements and Tuten and Ms. Croasdale is serving as senior executive of the Resource Capital Funds which include the RCF Funds.

CUSIP No. 608756109	13D	Page 9 of 19 Pages

RCF IV, Associates IV, RCF V and Associates V are all Cayman Islands exempted limited partnerships.

RCA IV is a Delaware limited liability company.

RCA V is a Cayman Islands exempted company.

Messrs. Bennett, Bhappu, Dolan and Tuten and Ms. Croasdale are citizens of the United States. Mr. Cranswick is a citizen of Canada. Mr. McClements is a citizen of Australia.

During the last five years, none of the Reporting Persons nor any Principal has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any Principal, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person or Principal subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Reference is made to Item 6 herein and hereby is incorporated by reference.

Except as described in this Schedule, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right to acquire or dispose of the securities of the Company, to exercise the rights described in Item 6, or to formulate other purposes, plans or proposals regarding the Company or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

As of May 16, 2011, RCF IV owns 15,627,423 shares and RCF V owns 3,964,323shares of Common Stock for a total aggregate holding by the RCF Funds of 19,591,746 shares of Common Stock. Based on the foregoing, RCF IV may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 18.6% and RCF V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 4.7% of the issued and outstanding Common Stock of the Company.

As of May 16, 2011, Associates IV may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 18.6% and Associates V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 4.7% of the issued and outstanding Common Stock of the Company.

As of May 16, 2011, RCA IV may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of approximately 18.6% and RCA V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 4.7% of the issued and outstanding Common Stock of the Company.

As of May 16, 2011, Messrs. Bennett, Bhappu, Cranswick, Dolan, McClements and Tuten and Ms. Croasdale, by virtue of their interests as members and directors of each of RCA IV and RCA V, may be deemed to have sole voting and

CUSIP No. 608756109	13D	Page 10 of 19 Pages

dispositive power over, and therefore beneficial ownership of, approximately 23.4% of the issued and outstanding Common Stock of the Company. Messrs. Bennett, Bhappu, Cranswick, Dolan, McClements and Tuten and Ms. Croasdale disclaim beneficial ownership of the Common Stock, except to the extent of each of their pecuniary interest therein.

Each percentage of beneficial ownership referenced above is calculated based upon 83,895,501 shares of the Issuer reported to be outstanding as of May 9, 2011 in the Issuer’s Form 10-Q filed on May 10, 2011.

Except as described above and in Item 6, none of the Reporting Persons has effected any additional transactions with respect to the Common Stock of the Company during the past 60 days.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

On May 16, 2011, the Registration Rights Agreement was supplemented by a letter agreement (the “May 2011 Letter Agreement”) between RCF IV, RCF V, PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, PP IV MP AIV 3, LLC, TNA Moly Group LLC and the Issuer to specify TNA Moly Group LLC would be deemed to be the Initial Requesting Holder with respect to an exercise under Section 2(b) of the Registration Rights Agreement and each of the other parties to the Registration Rights Agreement would be deemed to be a Participating Holder. The May 2011 Letter Agreement also included further agreements among the parties with respect to arrangements regarding the participation of the parties in subsequent demand registrations but does not obligate any of the Initial Shareholders to dispose, hold or vote any Registrable Securities (as such term is defined in the Registration Rights Agreement). On May 24, 2011, the Issuer filed a Registration Statement on Form S-1 (SEC File No. 333-174458). A copy of the May 2011 Letter Agreement is filed as Exhibit 2.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement dated May 27, 2011.

Exhibit 2 – Letter Agreement, dated May 16, 2011, regarding Molycorp, Inc. Registration Rights Agreement of April 15, 2010.

CUSIP No. 608756109	13D	Page 11 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 27, 2011

RCA IV GP L.L.C.

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale
Title: Vice President and Chief Financial Officer

RESOURCE CAPITAL ASSOCIATES IV L.P.

By:	RCA IV GP L.L.C., its General Partner

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale
Title: Vice President and Chief Financial Officer

RESOURCE CAPITAL FUND IV L.P.

By:	Resource Capital Associates IV L.P., its General Partner

By:	RCA IV GP L.L.C., its General Partner

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale
Title: Vice President and Chief Financial Officer

RCA V GP LTD.

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale
Title: Vice President and Chief Financial Officer

RESOURCE CAPITAL ASSOCIATES V L.P.

By:	RCA V GP Ltd., its General Partner

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale
Title: Vice President and Chief Financial Officer

CUSIP No. 608756109	13D	Page 12 of 19 Pages

RESOURCE CAPITAL FUND V L.P.

By:	Resource Capital Associates V L.P., its General Partner

By:	RCA V GP Ltd., its General Partner

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale
Title: Vice President and Chief Financial Officer

CUSIP No. 608756109	13D	Page 13 of 19 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Molycorp, Inc.

EXECUTED this 27th day of May, 2011.

RCA IV GP L.L.C.

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale
Title: Vice President and Chief Financial Officer

RESOURCE CAPITAL ASSOCIATES IV L.P.

By:	RCA IV GP L.L.C., its General Partner

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale
Title: Vice President and Chief Financial Officer

RESOURCE CAPITAL FUND IV L.P.

By:	Resource Capital Associates IV L.P., its General Partner

By:	RCA IV GP L.L.C., its General Partner

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale
Title: Vice President and Chief Financial Officer

RCA V GP LTD.

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale
Title: Vice President and Chief Financial Officer

RESOURCE CAPITAL ASSOCIATES V L.P.

By:	RCA V GP Ltd., its General Partner

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale

CUSIP No. 608756109	13D	Page 14 of 19 Pages

Title: Vice President and Chief Financial Officer

RESOURCE CAPITAL FUND V L.P.

By:	Resource Capital Associates V L.P., its General Partner

By:	RCA V GP Ltd., its General Partner

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale
Title: Vice President and Chief Financial Officer

CUSIP No. 608756109	13D	Page 15 of 19 Pages

EXHIBIT 2

RCF Management L.L.C. 1400 Sixteenth Street Suite 200 Denver, Colorado 80202 USA
RESOURCE CAPITAL FUNDS
Telephone: 720-946-1444 Facsimile: 720-946-1450 E-mail: rcf@rcflp.com www.resourcecapitalfunds.com

May 16, 2011

PP IV Mountain Pass II, LLC

PP IV MP AIV 1 LLC

PP IV MP AIV 2, LLC

PP IV PM AIV 3, LLC

(“Pegasus Entities”)

505 Park Avenue

21st Floor

New York, NY 10022

TNA Moly Group LLC

(“Traxys Entity”)

825 Third Avenue

9th Floor

New York, NY 10022

Molycorp, Inc.

(“Molycorp”)

5619 Denver Tech Center Parkway

Suite 1000

Greenwood Village, CO 80111

Re: Molycorp. Inc. — Registration Rights Agreement of April 15, 2010

Ladies and Gentlemen:

The Pegasus Entities, the Traxys Entities, Resource Capital Fund IV L.P. and Resource Capital Fund V L.P. (together “RCF”) and Molycorp are parties to the Registration Rights Agreement of April 15, 2010 (the “Registration Rights Agreement”) pursuant to which Molycorp has granted to each of the other parties (collectively, the “Initial Shareholders”) certain registration rights with respect to their shareholdings in Molycorp. Terms used but not defined herein will have the meanings given to them in the Registration Rights Agreement.

The Initial Shareholders wish to have Molycorp undertake an S-l Registration of certain of their Registrable Securities pursuant to Section 2(b) of the Registration Rights Agreement (the “Current Registration”). For purposes of the Registration Rights Agreement, the Traxys Entity will be deemed to be the Initial Requesting Holder with respect to the Current Registration, and each of the other Initial Shareholders wishing to have a portion of its share holdings in Molycorp included in the Current Registration will be deemed to be a Participating Holder.

CUSIP No. 608756109	13D	Page 16 of 19 Pages

RESOURCE

CAPITAL FUNDS

The Initial Shareholders agree that if after the Current Registration any Initial Shareholder (expressly including the Traxys Entities) wishes to request from Molycorp an additional Demand Registration in accordance with Section 2 of the Registration Rights Agreement (a “Subsequent Registration”), (a) such Initial Shareholder will first consult with the other Initial Shareholders, (b) if after such consultation such Initial Shareholder wishes to persist with a request to Molycorp for an additional Demand Registration, such Initial Shareholder will give notice thereof to the other Initial Shareholders, and (c) the Pegasus Entities will request such registration by Molycorp as the Initial Requesting Holder and each of the other Initial Shareholders desiring to participate therein will be deemed to be a Participating Holder.

The Initial Shareholders further agree that if after the first Subsequent Registration any Initial Shareholder (expressly including the Traxys Entities and the Pegasus Entities) wishes to request from Molycorp an additional Demand Registration in accordance with Section 2 of the Registration Rights Agreement, (a) such Initial Shareholder will first consult with the other Initial Shareholders, (b) if after such consultation such Initial Shareholder wishes to persist with a request to Molycorp for an additional Demand Registration, such Initial Shareholder give notice thereof to the other Initial Shareholders, and (c) RCF will request such registration by Molycorp as the Initial Requesting Holder with respect to the second Subsequent Registration and each of the other Initial Shareholders desiring to participate therein will be deemed to be a Participating Holder.

Unless the Initial Shareholders agree otherwise at the time of any Subsequent Registration, each Initial Shareholder will be entitled to participate pro rata with the other Requesting Holders in each Subsequent Registration based on the unregistered shareholdings of each Initial Shareholder in Molycorp at the time of such Subsequent Registration. In the event any Subsequent Registration is unsuccessful the costs of the Registration shall be borne pro rata by the Initial Shareholders who are deemed Participating Holders in proportion to the number of Registrable Shares included in such Registration Statement. All fees and expenses of each Initial Shareholder’s own counsel in connection with such registration shall be borne and paid by such Initial Shareholder(other than one counsel to all of the Initial Shareholders) unless the Initial Shareholders agree among themselves otherwise, and in any event such fees and expenses shall not be borne or paid by Molycorp.

Please confirm our agreement concerning the foregoing matters by executing a copy hereof in the space provided below and returning it to RCF. Nothing herein shall be deemed to amend or modify the Registration Rights Agreement, the terms of which are confirmed by each of the parties hereto as remaining in full force and effect. For the avoidance of doubt, this agreement does not obligate any of the Initial Shareholders to dispose, hold or vote any Registrable Securities. This agreement may be executed in counterparts. Upon receipt of signed copies from all Initial Shareholders, RCF will distribute a fully executed copy hereof to all of the Initial Shareholders.

CUSIP No. 608756109	13D	Page 17 of 19 Pages

RESOURCE

CAPITAL FUNDS

Yours sincerely,

RESOURCE CAPITAL FUND IV L.P.		RESOURCE CAPITAL FUND V L.P.
By Resource Capital Associates IV L.P.		By Resource Capital Associates V L.P.
General Partner		General Partner
By RCA IV GP L.L.C. General Partner		By RCA V GP Ltd., General Partner

By	/s/	By	/s/
Partner		Partner

CUSIP No. 608756109	13D	Page 18 of 19 Pages

RESOURCE

CAPITAL FUNDS

Agreement confirmed this 16th day of May, 2011

PP IV MOUNTAIN PASS II, LLC

By: Pegasus Investors IV, L.P.
Managing Member

By:	/s/ Alec Machiels
Name: Alec Machiels
Title: Authorized Person

PP IV MP AIV 1, LLC

By: Pegasus Investors IV, L.P.
Managing Member

By:	/s/ Alec Machiels
Name: Alec Machiels
Title: Authorized Person

PP IV MP AIV 2, LLC

By: Pegasus Investors IV, L.P.
Managing Member

By:	/s/ Alec Machiels
Name: Alec Machiels
Title: Authorized Person

PP IV MP AIV 3, LLC

By: Pegasus Investors IV, L.P.
Managing Member

By:	/s/ Alec Machiels
Name: Alec Machiels
Title: Authorized Person

CUSIP No. 608756109	13D	Page 19 of 19 Pages

RESOURCE

CAPITAL FUNDS

Agreement confirmed this 17th day of May, 2011

TNA Moly Group LLC

By:	/s/ Mark Kristoff

Name:	Mark Kristoff
Title:

Executed by Molycorp, Inc. for purposes of indicating its receipt of notice and acceptance of the cooperative arrangements agreed among the Initial Shareholders concerning the exercise of certain of their respective rights under the Registration Rights Agreement.

MOLYCORP, INC.

By	/s/ Mark A. Smith	Date: May 17, 2011

[Name]	Mark A. Smith
[Title]	CEO